MODIFIED AND CONSOLIDATED PROMISSORY NOTE

$5,915,000.00	February 10, 2023

FOR VALUE RECEIVED, VICTORYBASE NY1, LLC, a Texas limited liability company authorized to do business in New York State, with an address of 500 Reserve Street, Suite 190, Southlake, Texas 76092 (herein referred to as “Borrower”), hereby covenants and promises to pay to WATERTOWN SAVINGS BANK, a New York savings bank, with an address of 111 Clinton Street, Watertown, New York 13601 (referred to herein as “Lender”), or order, at Lender’s address first above written or at such other address as Lender may designate in writing, the principal sum of FIVE MILLION NINE HUNDRED FIFTEEN THOUSAND and 00/100 DOLLARS ($5,915,000.00), in lawful money of the United States of America, together with interest thereon computed from the date hereof as set forth herein, until paid in full.

Borrower covenants and agrees with Lender as follows:

1.	Borrower will pay the indebtedness evidenced by this Note as provided herein.

2.	The interest rate charged on the outstanding principal balance shall be at the initial rate of five percent (5.00%) per annum. Interest is calculated on the basis of a 360-day year for the actual number of days the loan is outstanding.

3.	A payment of accrued interest only will be made by the Borrower on March 1, 2023.

4.           Commencing on the first day of April 2023, and continuing on the first day of each consecutive month thereafter, Borrower shall make monthly payments of principal and interest payable in initial, equal monthly installments of Thirty-Four Thousand Five Hundred Seventy Eight and 50/100 Dollars ($34,578.50) each, to be applied first against late charges or other penalties or expenses for which Borrower is liable; accrued interest at the aforesaid rate on the outstanding principal amount; and then in reduction of principal. Borrower shall also make any required monthly escrow payments for real estate taxes and assessments pursuant to that certain Mortgage as consolidated between Borrower and Lender of even date herewith.

5.           (a) The interest rate charged on the outstanding principal balance may change on the first (1st) day of August 2027, and on that day every sixtieth (60th) month thereafter. The date on which the interest rate shall change is referred to herein as the “Change Date”. Beginning with the first Change Date, the interest rate shall be based on the weekly Five (5) year Treasury Constant Maturity Rate published in the Federal Reserve Statistical Release (referred to herein as the “Index”). The most recent Index figure available as of the date approximately forty-five days before each Change Date is called the “Current Index”. If the Current Index is no longer available, the Lender shall choose a new index which is based upon comparable information. Before each Change Date, the Lender shall determine the new interest rate by adding 3.00% to the Current Index and the resulting interest rate shall remain effective as the new interest rate until the next Change Date. The new interest rate shall become effective on the Change Date.

(b)            On the Change Date, if the amount of the change between the prior interest rate and the new interest rate is less than 1/8 of 1 percentage point, the amount of the change will be rounded to zero. If the amount of the change is greater than 1/8 of 1 percentage point, the amount of the change will be rounded to the nearest 1/8 of 1 percentage point.

(c)             Notwithstanding any provisions herein contained to the contrary, the interest rate shall never be less than five percent (5.00%) per annum for the life of the loan.

(d)            The Lender shall, at the same time as it calculates the new interest rate, determine the monthly payments that would be needed to repay in full the amount of principal that Borrower is expected to owe on the Change Date, taking into consideration the new interest rate, the Note’s maturity date, and the requirement of substantially equal payments. The result of this calculation shall be the new amount of the monthly payment. Borrower shall pay the amount of the new monthly payment beginning on the first monthly payment date after the Change Date. The Lender shall mail or deliver to B01Tower a notice of any change in the interest rate and the amount of the new monthly payment before the effective date of any such change.

6.           Borrower shall have the right to prepay all or a portion of the outstanding principal balance of the Note without any prepayment fee, PROVIDED, HOWEVER, that, in the event the Borrower might pay in full the remaining principal balance of the Note through the refinance of the indebtedness by another lending institution during the first five years of the term of this loan, then the Borrower shall incur a prepayment charge applicable to the outstanding principal balance at the rate of five percent (5%) in the first year, four percent (4%) in the second year, three percent (3%) in the third year, two percent (2%) in the fourth year, and one percent (1%) in the fifth year. The installment payments provided for in the Note shall continue without change after any such partial prepayment.

7.           Notwithstanding any other provision contained herein to the contrary, on March 1, 2048 (the “Maturity Date”), all outstanding principal and accrued interest shall be due and payable, if not sooner paid.

8.           In the event that any portion of any payment due hereunder is not made within fifteen (15) days of the date such payment became payable, the Lender at its option may charge a Late Payment Charge equal to four cents ($.04) for each dollar ($1.00) so overdue to defray the expenses incident to handling such delinquent payments. The “Late Charge”, if not previously paid, shall be added to and become a part of the next succeeding monthly payment. This paragraph shall not be deemed to extend or otherwise modify or amend the date when such payments are due hereunder.

9.           The Lender may declare the entire unpaid amount of principal and interest under this Note to be immediately due and payable if Borrower fails to make any payment required by this Note within thirty (30) days of its due date.

10.         This Note is governed by the terms and conditions contained in the Commercial Loan Agreement. All of the covenants, conditions and agreements contained in the Commercial Loan Agreement are incorporated by reference herein and are made a part hereof as if expressly set forth. In the event of any conflict between the terms of this Note and the terms of the Commercial Loan Agreement, the terms of the Commercial Loan Agreement shall be paramount and shall govern.

11.          The holder of this Note may declare the entire unpaid amount of principal and interest under this Note to be immediately due and payable upon the occurrence of any event of default under the Commercial Loan Agreement, this Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Security Agreement, the Absolute Assignment of Leases and Rents securing this Note or any other loan document (collectively the “Loan Documents”) beyond any applicable grace period provided for herein or in said Loan Documents. Forbearance to exercise this right to accelerate the maturity of the principal indebtedness with respect to any event of default shall not constitute a waiver of said right as to any other or subsequent event of default.

12.          Borrower shall pay all costs and expenses, including reasonable attorney’s fees, incurred by Lender in connection with the enforcement of this Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Security Agreement, the Absolute Assignment of Leases and Rents or any other loan document.

13.          Borrower, and all guarantors, endorsers and sureties of this Note, hereby waive presentment for payment, demand, protest, notice of protest, notice of nonpayment, and notice of dishonor of this Note. Borrower and all guarantors, endorsers and sureties consent that Lender at any time may extend the time of payment of all or any part of the indebtedness secured hereby, or may grant any other indulgences.

14.          Any notice or demand required or permitted to be made or given hereunder shall be deemed sufficiently made and given if given by personal service or five (5) days after the mailing of such notice or demand by certified mail, addressed, if to Borrower, at Borrower’s address first above written, or if to Lender, at Lender’s address first above written. Any party may change its address by like notice actually received by the other party or parties.

15.          Nothing contained herein shall be construed as to require the Borrower to pay interest at a greater rate than the maximum allowed by law. If, however, from any circumstances, Borrower pays interest at a greater rate than the maximum amount allowed by law, the obligation to be fulfilled will be reduced to an amount computed at the highest rate of interest permissible under applicable law and if, for any reason whatsoever, Lender ever receives interest in an amount which would be deemed unlawful under applicable law, such interest shall be automatically applied to amounts owed, in Lender’s sole discretion, or as otherwise allowed by applicable law.

16.          All parties executing this Note shall be jointly and severally liable hereunder.

17.          This Note shall be construed in accordance with and governed by the laws of the State of New York.

18.          Any legal action by any party against another relating in any way to this instrument, or the indebtedness, or any relationship between or conduct by the parties, whether at law or in equity, shall be commenced in the Supreme Court of the State ofNew York in and for Jefferson County, New York, or in such other court of competent jurisdiction as may be chosen by the Lender.

19.          This Note may not be changed or terminated orally, but only by an agreement in writing signed by the party against whom enforcement of any change, modification, termination, waiver, or discharge is sought.

20.         WAIVER OF JURY TRIAL. Any right to a trial by iury is hereby waived in any action or proceeding in connection with this instrument, the obligations, all matters contemplated hereby and documents executed in connection herewith, and it is agreed not to consolidate any such action with any other action in which a jury trial can be had.

21.          The gender and number used in this Note are used for reference only and shall apply with the same effect whether the parties are masculine, feminine, neuter, singular or plural.

22.          This Note shall modify and consolidate the obligations of Borrower to Lender set forth in (1) a certain promissory note, assumed by Borrower, dated June 7, 2013, in the principal amount of $2,900,000.00 and (2) a certain promissory note made by Borrower and dated on even date herewith in the principal amount of $3,928,148.61. Except as herein modified, changed and/or amended, the terms and conditions of the original obligations are continued, ratified and affirmed.

Signature Page to Follow

IN WITNESS WHEREOF, Borrower has executed this Note on the date first above written.

BORROWER:

VICTORYBASE NYl, LLC,
a Texas limited liability company

By:	VictoryBase Holdings LLC,
a Texas limited liability company, its managing member

By:	VictoryBase Corporation, a Delaware corporation, its managing member

By:	/s/ Thomas Paquin
Name: Thomas Paquin
Title: Authorized Signatory

STATE OF TEXAS	)
)ss:
COUNTY OF TARRANT	)

On the __g_ day of February 2023, before me personally appeared THOMAS PAQUIN, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, entity or person upon behalf of which the individual acted, executed the instrument.

Modified and Consolidated Promissory Note - Signature Page